EX 99.4(C)

National Integrity Life Insurance Company

Endorsement to Guaranteed Lifetime Withdrawal Benefit Rider

This Endorsement is part of your Guaranteed Lifetime Withdrawal Benefit Rider (“Rider”) as of the GLWB Effective Date.  This Endorsement is subject to all the terms of the Rider.  If any terms contained in this Endorsement are not consistent with those of the Rider, the Endorsement terms control.  Capitalized words not defined in this Endorsement are defined in the Rider.

Benefit

This endorsement provides an additional option to you in the event we increase the Rider Charge Percentage as specified in the Rider and you do not wish to accept the increase.

If we increase the Rider Charge Percentage as specified in the Rider and you do not wish to accept the increase, you may elect to either

(i)       cancel the Rider; or

(ii)      continue the Rider with a reduction in the Withdrawal Percentage of up to 1.00% as determined by us, effective at the time of the Rider charge increase.

Your election of either of these options must occur within the Cancellation Window stated on your GLWB Rider Specifications Pages.

There is no separate charge for this Endorsement.  This Endorsement will remain in force until the Rider terminates.

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

/s/ Edward J. Babbitt, Secretary	/s/ Jill T. McGruder, President